Exhibit 21.1

IMPRIMIS PHARMACEUTICALS, INC. SUBSIDIARIES

as of December 31, 2016

Name of Subsidiary	State of Incorporation or Organization
Imprimis NJOF, LLC	New Jersey
ImprimisRx NJ, LLC	New Jersey
ImprimisRx CA, Inc.	California
ImprimisRx PA, Inc.	Delaware
ImprimisRx TX, Inc.	Texas